FILED PURSUANT TO RULE 424(B)(3)

File Number 333-137605

EDUCATION MANAGEMENT LLC

SUPPLEMENT NO. 2 TO

MARKET-MAKING PROSPECTUS DATED

JANUARY 29, 2007

THE DATE OF THIS SUPPLEMENT IS MARCH 16, 2007

ON FEBRUARY 14, 2007, EDUCATION MANAGEMENT LLC FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED FEBRUARY 8, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

February 8, 2007

EDUCATION MANAGEMENT LLC

(Exact name of registrant as specified in its charter)

Delaware	333-137605	20-4506022
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

210 Sixth Avenue
Pittsburgh, Pennsylvania	15222
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (412) 562-0900

Check the appropriate box below if the Form 8–K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a–12 under the Exchange Act (17 CFR 240.14a–12)

☐	Pre–commencement communications pursuant to Rule 14d–2(b) under the Exchange Act (17 CFR 240.14d–2(b))

☐	Pre–commencement communications pursuant to Rule 13e–4(c) under the Exchange Act (17 CFR 240.13e–4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Amended and Restated Credit Agreement. On February 13, 2007, Education Management LLC (the “Company”) amended and restated its $1,185.0 million Credit and Guaranty Agreement to decrease the interest rate on the outstanding indebtedness to LIBOR plus an applicable margin of 2.0% from LIBOR plus an applicable margin of 2.5%. The amended and restated agreement also includes a call provision that requires the Company to pay a premium equal to 1% of the outstanding loan balance in connection with a re-pricing that result in additional margin reductions prior to February 13, 2008. A copy of the Amended and Restated Credit and Guaranty Agreement is attached as Exhibit 10.01.

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

Nelson Employment Agreement. On February 8, 2007, the Company and Education Management Corporation (the “Parent”) entered into an employment agreement (the “Employment Agreement”) with Todd S. Nelson pursuant to which Mr. Nelson will serve as the Chief Executive Officer and President of the Company and as a director of both the Company and the Parent. The Employment Agreement is effective as of February 20, 2007. A copy of the Employment Agreement is attached as Exhibit 10.02.

The Employment Agreement is for a term of three years ending on February 20, 2010 and is subject at the end of that initial term to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 180 days prior to the end of the applicable term. Under the terms the agreement, Mr. Nelson will receive a base salary of $550,000 and a target bonus of 125% of his base salary. The salary and target bonus percentages will be reviewed annually and may be adjusted upward by the Board of Directors. Mr. Nelson will receive options to purchase 564,203 shares of the Parent’s common stock to be issued pursuant to the Parent’s Stock Option Plan and has agreed to purchase shares of the Parent’s common stock having a value of $10,000,000. Mr. Nelson will also receive other employee benefits under the various benefit plans and programs the Company maintains for its employees.

The Company may terminate the Employment Agreement with or without cause and Mr. Nelson may resign, other than a termination for cause, upon 30 days advance written notice to the other party. Upon the termination of Mr. Nelson’s employment for any reason, Mr. Nelson will continue to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Nelson is terminated during the term of the Employment Agreement other than for cause (as defined in the Employment Agreement), or Mr. Nelson terminates his employment for good reason (as defined in the Employment Agreement), Mr. Nelson is entitled to a lump sum severance payment equal to (i) 1.5 times the sum of his annual base salary plus his target annual bonus, and (ii) a pro-rata annual bonus based on his target annual bonus. In the event that such termination without cause or for good reason is in anticipation of or within two years following a change of control, the lump sum paid to Mr. Nelson will equal (y) 3.0 times the sum of his base salary plus the target annual bonus, and (z) a pro-rata annual bonus based on his target annual bonus. “Good Reason,” as that term is used above, generally includes (a) any material diminution in Mr. Nelson’s responsibilities or titles, or the assignment to him of duties that materially impair his ability to perform the duties normally assigned to an executive in his role at a corporation of the size and nature of the Company; (b) any change in the reporting structure so that Mr. Nelson does not report to the Board of Directors; (c) any relocation of the Company’s principal office to a location more than fifty (50) miles from Pittsburgh, Pennsylvania following Mr. Nelson’s relocation to the metropolitan Pittsburgh area; (d) a material breach by the Company of any material obligation to Mr. Nelson; or (e) in the event of a change in control, any failure of the Company to obtain written agreement of the successor to the Company to perform the Company’s obligations under the Employment Agreement.

In addition, the Employment Agreement will terminate prior to its scheduled expiration date in the event of Mr. Nelson’s death or disability. In the event of his death or disability during the employment term, the Company will pay Mr. Nelson or his estate, as applicable, in addition to any accrued unpaid amounts, his pro-rata annual bonus for the year of such termination.

The Employment Agreement also includes non-competition, non-solicitation and confidentiality covenants. The non-competition provision continues for a period of twelve months following termination of employment while the non-solicitation period continues for twenty-four months following termination of employment.

Prior to joining the Company, Mr. Nelson, age 47, worked as an independent consultant from January 2006 through January 2007 and for Apollo Group, Inc. from 1987 through January 2006. Mr. Nelson served in various roles with Apollo Group, Inc. and was appointed President in February 1998, Chief Executive Officer in August 2001 and Chairman of the Board in June 2004. Mr. Nelson received a Master of Business Administration from the University of Nevada at Las Vegas and a Bachelor of Science from Brigham Young University. Mr. Nelson was a member of the faculty at University of Nevada at Las Vegas from 1983 to 1984. Mr. Nelson serves on the Board of Directors of ProQuest Company, a leading publisher of K-12 education solutions.

McKernan Letter Agreement. On February 13, 2007, the Parent entered into a letter agreement (the “Letter Agreement”) with John R. McKernan, Jr. which modified the terms of the employment agreement dated as of June 1, 2006 between the Parent and Mr. McKernan. Under the terms of the Letter Agreement, Mr. McKernan agreed that a “Transition Event” (as defined in Mr. McKernan’s employment agreement) would be deemed to occur upon Mr. Nelson becoming the Company’s Chief Executive Officer notwithstanding the terms of Mr. McKernan’s employment agreement. The Letter Agreement also provides that, for purposes of Mr. McKernan’s salary and bonus adjustments and option forfeitures under his employment agreement, the Parent and Mr. McKernan will treat the Transition Event as if it occurred upon the later of (i) June 30, 2007, and (ii) the date that Mr. Nelson becomes the Company’s Chief Executive Officer. A copy of the Letter Agreement is attached as Exhibit 10.03.

Item 9.01	Financial Statements and Exhibits

a)	Not Applicable

b)	Not Applicable

c)	Exhibits. The following exhibit is included with this report:

Exhibit No.	Description
10.01	Amended and Restated Credit and Guaranty Agreement dated February 13, 2007 Education Management LLC, Education Management Holdings LLC, certain Subsidiaries of Education Management Holdings LLC, the designated Subsidiary Borrowers referred to therein, each lender thereto, Credit Suisse Securities (USA) LLC, as Syndication Agent, and BNP Paribas, as Administrative Agent and Collateral Agent.

10.02	Employment Agreement dated February 8, 2007 among Education Management LLC, Education Management Corporation and Todd S. Nelson.

10.03	Letter Agreement dated February 13, 2007 between Education Management Corporation and John R. McKernan, Jr.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2007	EDUCATION MANAGEMENT LLC

	By:	/s/ Edward H. West
Edward H. West
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
10.01	Amended and Restated Credit and Guaranty Agreement dated February 13, 2007 Education Management LLC, Education Management Holdings LLC, certain Subsidiaries of Education Management Holdings LLC, the designated Subsidiary Borrowers referred to therein, each lender thereto, Credit Suisse Securities (USA) LLC, as Syndication Agent, and BNP Paribas, as Administrative Agent and Collateral Agent.

10.02	Employment Agreement dated February 8, 2007 among Education Management LLC, Education Management Corporation and Todd S. Nelson.

10.03	Letter Agreement dated February 13, 2007 between Education Management Corporation and John R. McKernan, Jr.